Giovanni Caruso Partner Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

July 5, 2023

Pearlyne Paulemon Dorrie Yale Division of Corporation Finance Office of Real Estate & Construction U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Brilliant Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A
Filed June 16, 2023
File No. 001-39341

Dear Ms. Paulemon and Ms. Yale:

On behalf of our client, Brilliant Acquisition Corp., a British Virgin Islands business company (the “Company” or “Brilliant”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated July 3, 2023 (the “Comment Letter”) regarding the Company’s Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”).

Contemporaneously, the Company is filing via EDGAR Amendment No. 1 to the Preliminary Proxy Statement (“Amendment No. 1”), which reflects the Company’s response to the comment received from the Staff and certain updated information. For ease of reference, the comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Registration Statement.

Preliminary Proxy Statement on Schedule 14A filed June 16, 2023

General

1.	We note that you are seeking to extend your termination date to December 23, 2023, a date which is 42 months from your initial public offering. We also note your statement, in your Current Report on Form 8-K filed on June 29, 2023, that you have received a notice from the Listing Qualifications Department of The Nasdaq Stock Market LLC indicating that you are not in compliance with Nasdaq IM-5101-2, which requires that a special purpose acquisition company must complete one or more business combinations within 36 months of the effectiveness of its IPO registration statement, and stating that unless you timely request a hearing, your securities (units, ordinary shares, warrants, and rights) would be subject to suspension and delisting from The Nasdaq Capital Market at the opening of business on July 7, 2023. Please revise to disclose the receipt of this notice and your deficiency, and how you intend to address it. Please also revise to discuss the risks of your non-compliance with this rule, including any consequences if the Nasdaq Hearings Panel does not grant you a waiver for compliance with this rule.

RESPONSE: In response to the Staff’s comment, the Company has included additional risk factor disclosure on pages 7-8 of Amendment No. 1.

Please call me at 212-407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner, Loeb & Loeb LLP